UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 and 2004

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         For the transition period from ___________ to ___________


         Commission file number 1-12372

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Cytec Employees' Savings and Profit Sharing Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Cytec Industries Inc.
                              Five Garret Mountain Plaza
                              West Paterson, New Jersey 07424

This Annual Report, including exhibits, contains 18 pages, numbered sequentially, including this cover page. The exhibit index is on page 17.

Item 4. REQUIRED INFORMATION

                                                                            Page
                                                                            ----


Report of Independent Registered Public Accounting Firm                        3

Financial Statements

        Statements of Net Assets Available for Benefits
        as of December 31, 2005 and 2004                                       4

        Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2005 and 2004                         5

        Notes to Financial Statements                                       6-13

Supplementary Information

        Schedule H, Line 4i - Schedule of Assets Held for
        Investment Purposes as of December 31, 2005                           14

        Schedule H, Line 4j - Schedule of 5% Reportable Transactions
        for the year ended December 31, 2005                                  15

             Report of Independent Registered Public Accounting Firm


To Members and Plan Administrator of
Cytec Employees' Savings and Profit Sharing Plan


     We have audited the accompanying statements of net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2005 and 5% reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



AMPER, POLITZINER & MATTIA, P.C.
June 22, 2006
Bridgewater, New Jersey

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                              As of
                                                            December  31,
                                                   -----------------------------
                                                       2005             2004
                                                   ------------     ------------
Investments, at Fair Value                         $460,520,139     $442,759,566

Loans to Members                                      6,090,205        5,932,239

Receivables:
 Members' Contributions                               1,500,000        1,406,450
 Company Contributions                                4,557,136        9,428,886
                                                   ------------     ------------
     Total Receivables                                6,057,136       10,835,336
                                                   ------------     ------------

Total Net Assets Available for Benefits            $472,667,480     $459,527,141
                                                   ============     ============


















        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                      Years Ended December 31,
                                                   -----------------------------
                                                       2005             2004
                                                   ------------     ------------
Additions:
  Member Contributions                             $ 18,869,328     $ 16,663,777
  Company Contributions                              11,610,795       15,743,088
  Rollover Contributions from Members                 4,322,747          477,987
  Interest on Loans to Members                          307,843          298,880
  Interest and Dividends                             12,212,788        9,415,906
  Net (Depreciation)/Appreciation
   in Fair Value of Investments                      (4,417,187)      51,420,438
                                                   ------------     ------------
Total additions                                      42,906,314       94,020,076

Deduction:
  Benefit Payments to Members                        29,765,975       29,274,419
                                                   ------------     ------------
Net increase                                         13,140,339       64,745,657
Net Assets Available for Benefits:
  Beginning of Year                                 459,527,141      394,781,484
                                                   ------------     ------------
  End of Year                                      $472,667,480     $459,527,141
                                                   ============     ============













        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2005 and 2004


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation and Accounting Estimates
          ----------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could materially differ from those estimates.

     (b)  Investment Valuation and Income Recognition
          -------------------------------------------

     Investments are stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. The Cytec Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund plus 0.23% and 0.44% as of December 31, 2005 and 2004, respectively, of cash invested in money market fund assets). Loans are valued at cost which approximates fair value.

     The contracts underlying the Interest Income Fund are valued at fair value, which approximates contract value. Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The contracts are nontransferable, but provide for benefit responsive withdrawals in accordance with SOP No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans. In determining fair value, the Board of Directors of Vanguard Fiduciary Trust Company considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that withdrawals would cause payment to be at amounts other than contract value. There are no limitations to liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

     In December 2005, the Financial Accounting Standards Board ("FASB") approved a FASB Staff Position ("FSP") that addresses the application of contract value accounting for benefit-responsive investment contracts, such as the ones underlying the Interest Income Fund. This FSP will require the presentation of both the fair value and contract value of benefit-responsive investment contracts in the Plan's financial statements, and change the footnote disclosure of such investment contracts. The FSP will be effective for years ending after December 15, 2006. The adoption of the FSP is not expected to have a material impact on the Plan's financial statements.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (c)  Payment of Benefits
          -------------------

     Benefits are recorded when paid.

(2)  Plan Description
     ----------------

     (a)  Organization
          ------------

     The Cytec Employees' Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan and was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     For a more complete description of the Plan provisions, refer to the Summary Plan Description and Plan Document.

     (b)  Members' Contributions
          ----------------------

     Participating employees ("Members") may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% (1% to 25% for 2004) of such Member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Members who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before tax basis. An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Member.

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

     The Plan accepts eligible rollover contributions from Members. If a Member has been a participant in a plan subject to the provisions of Section 403
     (b), 457 or 401(a) of the Internal Revenue Code of 1986, as amended, such Member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

     (c)  Company Contributions
          ---------------------

     To be eligible for a Company matching contribution, a Member must have completed one year of service, as defined in the Plan.

     Matching contributions made by the Company are equal to 100% of such Members' contributions up to the first 3% of the Members' earnings, and 50% of Members' contributions up to the next 2% of the Members' earnings.

     For purposes of employee contributions and matched contributions, member earnings are defined by the Plan.

     In addition to matching contributions, at the discretion of the Company, the Company may make a profit sharing contribution equal to a percentage of each Member's earnings and the percentage is determined by a defined formula based on the percentage growth in the Company's earnings per share. To be eligible for a profit sharing contribution, the Member must have been an active employee on December 31 of the respective Plan year and completed at least one year of service. Profit sharing contributions of $3,904,828 and $8,822,067 were made in 2005 and 2004, respectively. The Company can also make an additional discretionary profit sharing contribution to Members who are employed on December 31 of the respective Plan year and who have completed at least one year of service, generally excluding those Members who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Members' earnings to the earnings of all such Members. No such additional discretionary profit sharing contributions were made in 2005 or 2004. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of Members in the early part of the following year. For purposes of each profit sharing contribution, member earnings are the annualized base pay on September 1 in the year for which the contribution is being made.

     All Company matching contributions for Members are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the Member, (participant directed).

     The Plan was amended effective May 4, 2004 to designate the portion of the Plan invested in the Cytec Stock Fund as of May 3, 2004, and all subsequent contributions made thereto, as an employee stock ownership plan ("ESOP"). The portion of the Members account invested in the Cytec Stock Fund plus all contributions made thereafter are held in the ESOP Account ("ESOP Account"). Prior to May 4, 2004, a Member who had attained age 55 could only elect to transfer up to 20% of the number of shares of Company Stock credited to his matching account to any other Funds offered under the Plan. Effective May 4, 2004, a Member who has attained the age of 55 may elect to transfer up to 25% of the number of shares of Company Stock credited to his ESOP Account to any other fund offered by the Plan. Each year thereafter, the Member may annually transfer an additional 25% of the number of shares of Company Stock credited to his ESOP Account to any other Funds offered under the Plan. If a Member who is eligible to make this diversification election decides not to transfer, or to transfer less than the maximum percentage available for transfer in any particular calendar year, the amount which the Member can transfer in the following calendar year shall be increased by the percentage of the transfer foregone in the previous year. Notwithstanding the foregoing, a Member who attains age 60 may elect to transfer 100% of the number of shares of Company Stock in his ESOP

     Account to one or more other funds. Prior to May 4, 2004, a Member who had attained age 62 could elect to transfer 100% of the value in his matching account to one or more other funds. Members have the option to re-invest cash dividends on ESOP assets or to have the cash dividends distributed. If no election is made, cash dividends are re-invested.

     (d)  Rollover Contributions
          ----------------------

     On February 28, 2005, the Company completed the acquisition of the Surface Specialties business ("Surface Specialties") of UCB SA ("UCB"). Eligible former Surface Specialties employees had the option to rollover their account balances with UCB's retirement savings plan and participate in the Company's Plan. In 2005, $4,322,747 rollover contributions were made, $3,140,547 of which were attributable to the rollover contributions made by former Surface Specialties employees. In 2004, total rollover contributions were $477,987.

     (e)  Vesting
          -------

     All units representing employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times.

     (f)  Withdrawals
          -----------

     During employment, a Member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. A Member can make hardship withdrawals of employee before-tax contributions which will preclude the Member from making additional employee before-tax contributions to the Plan for a six-month period. Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/1/2. Company matching contributions made before January 1, 2001 and employee after-tax contributions can also be withdrawn.

     (g)  Benefit Payments
          ----------------

     A Member's account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). Prior to September 1, 2004 a Member could also elect to take a distribution as a single life annuity or 50% joint and survivor annuity.

     Minimum distributions are required to begin by April 1 of the calendar year following the later of:

     o    The calendar year in which the Member attains 70 1/2 years of age; or

     o The calendar year in which the Member terminates employment from the Company.

     (h)  Loan Provisions
          ---------------

     An eligible Member may borrow up to fifty percent of the value of his before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Member's option. Loans for all other purposes must be repaid in one to five years, at the Member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2005, the applicable loan rates ranged from 4.00% to 10.50% and in 2004, the applicable loan rates ranged from 4.75% to 10.50%. No more than one loan from the Plan to a Member shall be permitted at any time. All principal and interest payments made by the Member are credited back to the Member's account.

(3)  Fund Management
     ---------------

     Under the terms of a trust agreement the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4)  Party-in-Interest Transactions
     ------------------------------

     The Plan invests in mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is a trustee and thus transactions qualify as party-in-interest transactions.

(5)  Non-Participant Directed Funds
     ------------------------------

     All funds are Member directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Members who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are invested in a Member's Interest Income Fund in the event that Member has not specified into which fund the contribution should be directed.

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            December  31,
                                                   -----------------------------
                                                       2005             2004
                                                   ------------     ------------
Cytec Stock Fund                                   $67,090,611      $68,231,598

                                                      Years Ended December 31,
                                                   -----------------------------
                                                       2005             2004
                                                   ------------     ------------
Balance at Beginning of Year                       $68,231,598      $48,878,544
Changes in Net Assets Available for Benefits:
     Contributions                                   7,660,682        6,785,379
     Net (Depreciation) Appreciation                (4,904,467)      17,341,179
     Benefits Paid to Participants                  (3,382,263)      (3,178,656)
     Transfer to Participant Directed Investments     (514,939)      (1,594,848)
                                                   ------------     ------------
Balance at End of Year                             $67,090,611      $68,231,598
                                                   ============     ============

(6)  Plan Expenses
     -------------

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts in the Interest Income Fund are deducted from the assets in the fund.

(7)  Plan Termination
     ----------------

     The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time.

(8)  Tax Status of the Plan
     ----------------------

     The Internal Revenue Service issued a determination letter on May 20, 2004 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

(9)  Risks and Uncertainties
     -----------------------

     The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(10) Investments
     -----------

     (a)  Investment Holdings
          -------------------

     The Plan's investments, which exceed 5% of net assets available for Plan benefits, consisted of the following at December 31:

                                                       2005             2004
                                                   ------------     ------------
     Cytec Stock Fund*                             $136,132,263     $138,626,178
     Interest Income Fund                           128,160,230      122,456,493
     Vanguard Balanced Index Fund                    31,995,288       30,920,927
     Vanguard 500 Index Fund                         79,001,375       77,901,918
     Vanguard Explorer Fund                          24,692,561       22,606,224

     *    Includes participant and non-participant directed funds.

     (b)  Interest Income Fund
          --------------------

     The Interest Income Fund is intended to provide fixed income with minimal risk. Contributions to the Interest Income Fund are invested primarily in contracts with insurance companies and other financial institutions at the discretion of Vanguard. The Interest Income Fund's average yield was 4.15% and 4.09% for 2005 and 2004, respectively. The range of crediting interest rates was 3.42% to 7.13% and 1.93% to 5.41% for 2005 and 2004,
     respectively. The interest rate paid by the issuer or contract may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below -0-%.

     Investments in the Interest Income Fund at December 31, 2005 and 2004 were:

                                                       2005             2004
                                                   ------------     ------------
     AIG Financial                                           --      $10,615,522
     IXIS (formerly CDC Capital)                             --        2,500,855
     Rabobank                                                --        4,336,234
     UBS AG                                                  --       19,699,330
     Vanguard Federal Money Market                      144,165        2,829,829
     Vanguard Retirement Savings Trust              128,016,065       82,474,723
                                                   ------------     ------------
                                                   $128,160,230     $122,456,493
                                                   ============     ============

     (c)  Net (Depreciation) Appreciation in Fair Value of Investments
          ------------------------------------------------------------

     During 2005 and 2004, the Plan's investments (including gains and losses on
     investments   bought  and  sold,   as  well  as  held   during  the  year),
     (depreciated) appreciated in value as follows:

                                                       2005             2004
                                                   ------------     ------------
     Cytec Stock Fund                              $(10,069,717)     $35,739,123
     Mutual Funds                                     5,652,530       15,681,315
                                                   ------------     ------------
                                                   $ (4,417,187)     $51,420,438
                                                   ============     ============

(11) Mutual Fund Fees
     ----------------

     Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Schedule H, Line 4 (i)
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 2005

                                                                 Description of
                                                                 --------------
Identity of issuer, borrower, lessor, or similar party             investment                Cost            Fair Value
------------------------------------------------------             ----------                ----            ----------
Vanguard 500 Index Fund*                                          Mutual fund                 ***           $79,001,375
Vanguard Balanced Index Fund*                                     Mutual fund                 ***            31,995,288
Vanguard Explorer Fund*                                           Mutual fund                 ***            24,692,561
Vanguard International Growth Fund*                               Mutual fund                 ***            14,093,029
Vanguard LifeStrategy Conservative Growth Fund*                   Mutual fund                 ***             7,473,676
Vanguard LifeStrategy Growth Fund*                                Mutual fund                 ***            17,302,552
Vanguard Prime Money Market*                                   Money market fund              ***                35,959
Vanguard PRIMECAP Fund*                                           Mutual fund                 ***            14,904,322
Vanguard Total Bond Market Index Fund*                            Mutual fund                 ***             6,728,884
Cytec Stock Fund****                                                                      $82,490,659       136,132,263
Loan Fund**                                                    Participant loans              ***             6,090,205
Interest Income Fund*                                        Unallocated insurance            ***
                                                                    contract                                128,160,230
                                                                                                           ------------
                                                                                                           $466,610,344
                                                                                                           ============

   * Party-in-interest

  ** Rates ranged from 4.00% to 10.50% for loans outstanding during 2005.

 *** Cost of participant-directed investments is not required.

**** Party-in-interest and includes both participant and non-participant directed funds.







    See Accompanying Report of Independent Registered Public Accounting Firm

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
          Schedule H, Line 4 (j) Schedule of 5% Reportable Transactions
                      For the Year Ended December 31, 2005

 Identity of                  Description            Purchase           Selling            Cost of         Net Gain
Party Involved                 of Assets               Price             Price              Assets         or (Loss)
--------------                 ---------               -----             -----              ------         ---------
The Vanguard Group         Cytec Stock Fund        $33,349,191               N/A                N/A              N/A

The Vanguard Group         Cytec Stock Fund                N/A       $25,773,388        $21,457,833       $4,315,555



    See Accompanying Report of Independent Registered Public Accounting Firm

Signature
---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Cytec Employees' Savings and Profit Sharing Plan



                                By: /s/ Joseph E. Marosits
                                    -----------------------------------
                                    Joseph E. Marosits
                                    Plan Administrator

June 26, 2006

                                  EXHIBIT INDEX
                                  -------------



23.1     Consent of Amper, Politziner & Mattia, P.C.